

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
JUL 15 2002
154
SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number
1-8739

Cohoes Fashions, Inc.
Employees' 401(k) Savings Plan
1830 Route 130
Burlington, New Jersey 08016

(Full title and address of plan)

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0998

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COICOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637336
FAX (201) 871-8732

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
Cohoes Fashions Inc.
401(K) Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for plan benefits of the Cohoes Fashions Inc. Employees' 401(K) Profit Sharing Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits and the supplemental schedule of assets held for investment purposes as of and for the years ended December 31, 2001 & 2000. These financial statements and schedule are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements, and supplemental schedules were prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedure applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of Assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain participants directed plan assets held by the Plan trustees. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

Englewood Cliffs, New Jersey
June 24, 2002



Cohoes Fashions, Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
December 31, 2001

ASSETS	2001	2000
Investments, at Fair Value	$982,870	$906,862
TOTAL ASSETS	982,870	906,862
Less: Liabilities	0	0
Net Assets Available for Plan Benefits	$982,870	$906,862

(See notes to financial statements)

Cohoes Fashions, Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
For the Twelve Months Ended December 31, 2001 and December 31, 2000

	2001	2000
Additions:		
Contributions:		
Employees	$158,094	$146,608
Employer	55,287	28,780
Investment Income (Loss)	(79,079)	(65,323)
Total Additions	134,302	110,065
Deductions:		
Benefits Paid to Participants	59,326	89,050
Fees	0	0
Other	(1,032)	(818)
Total Deductions:	58,294	88,232
Net Increase	76,008	21,833
Net Assets Available for Plan Benefits:		
Beginning of Year	906,862	885,029
End of Year	$982,870	$ 906,862

(See notes to financial statements)

1) Description of Plan

The following brief description of the Cohoes Fashions, Inc. Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active employees of Cohoes Fashions, Inc. and certain of its affiliates (the "Company") are eligible to participate in the Plan after completing ninety days of continuous service during which the employee completes at least 250 hours or after one year of service. Participants are eligible to receive a matching contribution after one year of service.

The Company absorbs all of the administrative costs of the Plan. During Plan Year 2001, ING National Trust was appointed as Trustee. The Trustee is responsible for holding the assets of the Plan and providing record keeping and administrative services. Prior to ING National Trust's appointment as Trustee, record keeping and administrative services for the Plan were provided by Chase Bank of Texas. The Company has appointed certain employees of the Company to a committee which acts as the Plan Administrator.

Under the Plan, Members may enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 15% of covered pay. The Company may make a matching contribution as soon as practicable after the end of the Plan Year if the Member is employed on the last day of the Plan Year. Such contribution, if made, shall be in an amount determined by the Company in its sole discretion and may be made, in the sole discretion of the Company, in shares of common stock of the Company's parent company, Burlington Coat Factory Warehouse Corporation. The Company's matching contribution for Plan Years 2000 and 2001 was 100% of the Member's contribution with a limit of 2-1/2% of Member's compensation. Members' salary reduction contributions are fully vested. Company matching contributions are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the member has completed seven years of service, or upon reaching age 65 or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

2) Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the modified cash basis, under which transactions are recognized on a cash basis and investments are valued as described in Note 8. Employee contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Payment of Benefits

Benefits are recorded when paid.

3) Investment Funds

Members may direct their contributions to be invested in any of the following funds: Aetna Fixed Account, Aetna Bond Fund, Aetna Index Plus Large Cap Fund, Massachusetts Investors Growth Stock Fund, Aetna Small Company Fund, Oppenheimer Global Fund, Janus Balanced Fund, Aetna International Fund, INVESCO Dynamics Fund, MFS Capital Opportunities Fund, Pioneer Fund and Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the Aetna Fixed Fund or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description

Aetna Fixed Account – Guarantees a minimum rate of compounded interest which, once credited, becomes part of the principal.

Aetna Bond Fund – Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.

Aetna Index Plus Large Cap Fund – Seeks to outperform the total return performance of Standard & Poor's 500 Composite Index, while maintaining a market level of risk.

Massachusetts Investors Growth Stock Fund – Seeks to provide long-term growth of capital and future income by investing in stocks of companies believed to have better-than-average long-term growth potential and a future income.

Aetna Small Company Fund – Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

Oppenheimer Global Fund – Seeks capital appreciation by investing mainly in common stocks and other equity securities of companies of any nation throughout the world.

Janus Balanced Fund – Seeks long-term growth of capital, consistent with preservation of capital and balanced by current income.

Aetna International Fund – Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States, without targeting any given level of current income.

INVESCO Dynamics Fund – Seeks appreciation of capital through aggressive investment in a variety of securities that are believed to present opportunities for capital enhancement.

MFS Capital Opportunities Fund – Seeks capital appreciation, with dividend income (if any) as a consideration incidental to this objective.

Pioneer Fund – Seeks reasonable income and capital growth by investing in equity securities, primarily of U.S. issuers.

Burlington Coat Stock Fund – Invests in common stock of Burlington Coat Factory Warehouse Corporation.

FUND NAME	NUMBER OF INVESTED ACCOUNTS
Aetna Fixed Account	112
Aetna Bond Fund	45
Aetna Index Plus Large Cap Fund	73
Massachusetts Investors Growth Stock Fund	95
Aetna Small Company Fund	4
Oppenheimer Global Fund	67
Janus Balanced Fund	56
Aetna International Fund	1
INVESCO Dynamics Fund	6
MFS Capital Opportunities Fund	4
Pioneer Fund	39
Burlington Coat Stock Fund	150

4) Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or twenty years if the purpose of the loan is to enable a Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at a commercially reasonable rate.

5) Non-Vested Employer Contributions

Forfeitures of non-vested Company matching contributions and Profit Sharing contributions are applied toward future Company matching contributions.
Forfeitures of non-vested Company matching contributions for the years ended December 31, 2000 and

December 31, 2001 were $ 2,015 and $399, respectively.

6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions at any time. Upon termination or discontinuance of contributions, each Member's account will become vested.

7) Distributions

The Plan provides for the distribution of a Member's account balance upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a proven financial hardship may withdraw a portion of their account balance. Distributions are made in a lump sum payment. Distributions from the Company Common Stock Fund of the Plan are made in cash or in stock, at the election of the Member.

8) Investment Valuation and Income Recognition

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Employer Stock Account are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in common trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investment represent increases or decreases in value resulting from realized and unrealized gains and losses.

The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

9) Statement of changes in net assets available for plan benefits by fund:

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	chase morley stable value fund	chase strong gov't fund	chase janus balanced fund	chase vanguard 500 index trust portfolio
Shares/units-end of period				
Shares/unit price-end of period				
Net assets at beginning of year	130,403	56,932	51,789	113,967
Employee contributions	2,479	761	803	1,086
Employer matching contributions				
Takeover contributions				
Loan repayments- principal	672	8		
Loan repayments- interest	65	1		
Loan issue				
Withdrawals/distributions				
Iinterfund exchanges, forfeitures & other	29,233	44,885	15,939	(6,279)
Dividends/earnings	311	670		
Appreciation/depreciation	775	858	763	3,925
Transfers to new recordkeeper	(163,937)	(104,115)	(69,294)	(112,699)
Net assets at end of year	0	(0)	0	0

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	chase janus fund	chase fidelity div. growth fund	chase fidelity blue chip growth fund	chase chase equity growth fund
Shares/units-end of period				
Shares/unit price-end of period				
Net assets at beginning of year	188,159	92,849	56,927	86,926
Employee contributions	2,688	1,184	372	926
Employer matching contributions				
Takeover contributions				
Loan repayments- principal	57			
Loan repayments- interest	4			
Loan issue				
Withdrawals/distributions				
Iinterfund exchanges, forfeitures & other	(57,858)	(19,688)	(2,724)	(7,004)
Dividends/earnings				
Appreciation/depreciation	15,191	2,342	1,519	4,283
Transfers to new recordkeeper	(148,242)	(76,687)	(56,095)	(85,131)
Net assets at end of year	0	0	0	0

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	chase janus worldwide fund	chase bcfw common stock	chase loan fund	chase chase vista govt money mkt
Shares/units-end of period				
Shares/unit price-end of period				
Net assets at beginning of year	83,081	36,160	9,684	0
Employee contributions	1,508	96		
Employer matching contributions				
Takeover contributions				
Loan repayments- principal			(736)	
Loan repayments- interest				
Loan issue				
Withdrawals/distributions				
Iinterfund exchanges, forfeitures & other	5,636	(2,545)	0	0
Dividends/earnings				
Appreciation/depreciation	3,631	1,540		
Transfers to new recordkeeper	(93,856)	(35,251)	(8,947)	0
Net assets at end of year	0	0	0	0

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	chase phoenix income growth fund	chase dreyfus s&p 500 index fund	chase fidelity advisor growth fund	chase franklin small cap growth
Shares/units-end of period				
Shares/unit price-end of period				
Net assets at beginning of year	0	0	0	0
Employee contributions				
Employer matching contributions				
Takeover contributions				
Loan repayments- principal				
Loan repayments- interest				
Loan issue				
Withdrawals/distributions				
Iinterfund exchanges, forfeitures & other	0	0	0	0
Dividends/earnings				
Appreciation/depreciation				
Transfers to new recordkeeper	0	0	0	0
Net assets at end of year	0	0	0	0

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	chase templeton growth fund	chase burlington prior plan	chase cash	ING aetna fixed acct
Shares/units-end of period				
Shares/unit price-end of period				
Net assets at beginning of year	0	0	(14)	
Employee contributions				36,263
Employer matching contributions				9,644
Takeover contributions				163,625
Loan repayments- principal				6,012
Loan repayments- interest				551
Loan issue				(1,378)
Withdrawals/distributions				(12,025)
linterfund exchanges, forfeitures & other	0	0	0	74,808
Dividends/earnings			14	10,789
Appreciation/depreciation				
Transfers to new recordkeeper	0	0	0	
Net assets at end of year	0	0	(0)	288,289

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	ING	ING	ING	ING
	ING Aeitus money mkt fund	ING bond fund	ING index plus lg cap fund	ING small co. fund
Shares/units-end of period	401.480000	10,533.656000	6,459.185000	54.734000
Shares/unit price-end of period	1.000000	10.290000	14.620000	14.240000
Net assets at beginning of year				
Employee contributions		16,154	12,324	646
Employer matching contributions		4,370	4,028	
Takeover contributions		104,115	112,699	
Loan repayments- principal		266		
Loan repayments- interest		9		
Loan issue				
Withdrawals/distributions		(7,273)	(4,674)	
Iinterfund exchanges, forfeitures & other	399	(16,098)	(12,387)	82
Dividends/earnings	3	7,402	585	1
Appreciation/depreciation		(554)	(18,141)	51
Transfers to new recordkeeper				
Net assets at end of year	401	108,391	94,433	779

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	ING	ING	ING	ING
	ING int'l growth fund	pioneer fund	invesco dynamics fund	janus balanced fund
Shares/units-end of period	45.957000	1,273.439000	745.962000	4,047.103000
Shares/unit price-end of period	7.760000	38.910000	15.930000	19.630000
Net assets at beginning of year				
Employee contributions	371	9,895	1,242	11,049
Employer matching contributions		2,564		2,410
Takeover contributions		76,687		69,294
Loan repayments- principal				
Loan repayments- interest				
Loan issue				
Withdrawals/distributions		(6,095)		(6,708)
Iinterfund exchanges, forfeitures & other	0	(20,773)	11,544	8,757
Dividends/earnings		629	16	1,967
Appreciation/depreciation	(14)	(13,357)	(918)	(7,325)
Transfers to new recordkeeper				
Net assets at end of year	357	49,549	11,883	79,445

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

	ING massachusetts investors grth	ING MFS capital opportunities	ING oppenheimer global fd	ING bcfw stock
Shares/units-end of period	15,764.587000	523.206000	1,839.455000	
Shares/unit price-end of period	12.890000	13.430000	46.730000	
Net assets at beginning of year				
Employee contributions	38,011	643	16,742	2,852
Employer matching contributions	10,369		3,070	18,832
Takeover contributions	289,468		93,856	35,562
Loan repayments- principal				
Loan repayments- interest				
Loan issue	(122)			
Withdrawals/distributions	(15,561)		(3,845)	(3,146)
Iinterfund exchanges, forfeitures & other	(44,305)	7,263	(10,576)	2,723
Dividends/earnings				
Appreciation/depreciation	(74,655)	(879)	(13,288)	(7,842)
Transfers to new recordkeeper				
Net assets at end of year	203,206	7,027	85,958	48,982

Cohoes Fashions Inc.
Employees' 401(k) Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
December 31,2001

ING

	loan fund	total
Shares/units-end of period		
Shares/unit price-end of period		
Net assets at beginning of year		906,862
		0
Employee contributions		158,094
Employer matching contributions		55,287
Takeover contributions	8,947	954,252
Loan repayments- principal	(6,278)	0
Loan repayments- interest		630
Loan issue	1,500	0
Withdrawals/distributions		(59,326)
Iinterfund exchanges, forfeitures & other	0	1,032
Dividends/earnings		22,386
Appreciation/depreciation		(102,095)
Transfers to new recordkeeper		(954,253)
Net assets at end of year	4,169	982,870

10) Income Taxes

The Company received a tax determination letter dated May 16, 1997 from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. The trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. Application for a determination, pursuant to Revenue Procedure 2002-6, was made on February 15, 2002 for the Plan as amended and restated effective January 1, 2001 (with certain other effective dates as noted therein).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cohoes Fashions, Inc.
Employees 401(k) Savings Plan



Robert L. LaPenta, Jr.
Vice President-Corporate Controller and
Chief Accounting Officer

Date: July 10, 2002

EXHIBIT 23

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0998

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COICOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637338
FAX (201) 871-8732

INDEPENDENT AUDITORS CONSENT

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-78941) with respect to the Cohoes Fashions Inc. 401(k) Profit Sharing Plan (the "Plan") of our report dated June 24, 2002, relating to the statements of net assets available for plan benefits of the Plan as of December 31, 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in this Form 11-K for the year ended December 31, 2001.



Shapiro & Lieberman, Certified Public Accountants
Englewood Cliffs, New Jersey
June 26, 2002